SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

August 17, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 17, 2005 Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-81.doc
T: 082505

REG-Electrocomponents Holding(s) in Company

RNS Number:2124Q
Electrocomponents PLC
17 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 17th August 2005 (dated 12th August 2005) in accordance with Section 198 of the Companies Act that as at the close of business on 11th August 2005, Barclays Bank PLC, acting through it's business group and legal entities detailed below, had an interest in 13,113,389 Ordinary shares of Electrocomponents PLC representing a total of 3.01% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Legal Entity	Number of Shares	% held
Gerrard Ltd	1,546,704	0.355
Barclays Bank plc	66,777	0.015
Barclays Global Investors Ltd	5,406,832	1.242
Barclays Global Investors Australia Ltd	75,900	0.017
Barclays Life Assurance Co. Ltd	432,594	0.099
Barclays Global Investors, N.A.	3,245,946	0.745
Barclays Global Investors Japan Ltd	56,757	0.013
Barclays Global Fund Advisors	1,770,820	0.406
Barclays Global Investors Japan Trust & Banking	511,059	0.117
Barclays Bank PLC TOTAL	13,113,389	3.01

Registered Holder	Account Designation	Holding
Bank of Ireland		14,068
Barclays Captial Nominees Ltd		66,777
Bioss Nominees Ltd	4224361	190,486
Chase Nominees Ltd	16376	232,652
Gerrard Nominees Limited	ER1	87,800
Greig Middleton Nominees Ltd	GM1	149,259
Greig Middleton Nominees Ltd	GM3	10,000
IBT - Canada		14,606
Investors Bank and Trust Co.		4,148
Investors Bank and Trust Co.		32,109
Investors Bank and Trust Co.		512,785
Investors Bank and Trust Co.		97,609
Investors Bank and Trust Co.		5,024
Investors Bank and Trust Co.		11,000

Investors Bank and Trust Co.		2,200,805
Investors Bank and Trust Co.		13,264
Investors Bank and Trust Co.		6,845
Investors Bank and Trust Co.		91,805
Investors Bank and Trust Co.		1,575,576
Investors Bank and Trust Co.		83,330
JP Morgan (BGI Custody)	16331	126,987
JP Morgan (BGI Custody)	16338	26,181
JP Morgan (BGI Custody)	16341	227,184
JP Morgan (BGI Custody)	16342	52,242
JP Morgan (BGI Custody)	16400	4,670,294
JP Morgan (BGI Custody)	18409	313,400
JP Morgan Chase Bank		13,573
JP Morgan Chase Bank		29,480
JP Morgan Chase Bank		3,932
JP Morgan Chase Bank		62,104
JP Morgan Chase Bank		58,276
JP Morgan Chase Bank		11,289
JP Morgan Chase Bank		47,374
JP Morgan Chase Bank		4,753
JP Morgan Chase Bank		3,266
JP Morgan Chase Bank		235,236
JP Morgan Chase Bank		14,368
JP Morgan Chase Bank		74,393
JP Morgan Chase Bank		75,900
Mellon Trust - US Custodian		57,873
Mitsubishi Trust International		2,283
R C Greig Nominees Limited	RC1	772,718
R C Greig Nominees Limited a/c	AK1	334,426
R C Greig Nominees Limited a/c	BL1	33,522
R C Greig Nominees Limited a/c	CM1	28,697
R C Greig Nominees Limited GP1	GP1	73,402
R C Greig Nominees Limited SA1	SA1	56,880
State Street		6,994
State Street Boston		33,770
State Street Boston		262,644
Total		13,113,389

CARMELINA CARFORA

Group Company Secretary

17th August 2005

END

HOLGUURCRUPAGAM